Julie S. Patel

215-988-2887 Direct

215-988-2757 Fax

julie.patel@dbr.com

March 9, 2012

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4720

Attention: Mary Cole

Re:

Conestoga Mid Cap Fund

File Nos. 811-21120 and 333-90720

Dear Ms. Cole:

On behalf of the Conestoga Funds (the “Registrant”), I am writing this letter in response to comments we received from you on February 29, 2012 on the post-effective amendment to Registrant’s registration statement on Form N-1A filed with respect to the Conestoga Mid Cap Fund.  Our responses (in bold) follow your comments:

1.

Comment:

As part of Registrant’s response, a Tandy statement should be included.

      Response:

 Registrant acknowledges the following:

•

Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;

•

Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SUMMARY PROSPECTUS

2.

Comment:  In regards to the Annual Fund Operating Expenses table, please confirm there are no acquired fund fees and expenses to report

      Response:

 Registrant confirms there are no acquired fund fees and expenses to report.

3.

Comment: If there are any exclusions to the fee waiver please include a discussion of same in footnote 3 to the Annual Fund Operating Expenses table.

      Response:  Registrant will revise footnote 3 so that it reads as follows: “Conestoga Capital Advisors, LLC (the “Adviser”) has contractually agreed to limit the Fund’s ‘Total Annual Fund Operating Expenses’(excluding taxes, extraordinary expenses, reorganization expenses, brokerage commissions and interest) to...”

4.

Comment:  Footnote 3 to the Annual Fund Operating Expenses table states that the contractual expense limitation is “subject to termination at any time at the option of the Fund.”  Please confirm that by “Fund” you mean “Board of Trustees”.

      Response:  Registrant confirms that “Fund” means “Board of Trustees”.

5.

Comment: Please confirm that the advisory fee expense limitation is in place for at least one year.

      Response: Registrant confirms that the advisory fee expense limitation is in place for at least one year.

6.

Comment: Please move the following disclosure from the “Principal Investment Strategies” section to the “Principal Risks” section:  “There is no guarantee that the Fund will achieve its objective.”

      Response: Registrant will make the change requested by the examiner.

7.

Comment:  Under “Principal Risks,” please delete the phrase “more fully described in ‘Risks Factors’ in this prospectus” from the following sentence as the staff doesn’t like cross references in the Summary Section:  “The Fund is subject to the following principal risks, more fully described in ‘Risks Factors’ in this prospectus”.

      Response: Registrant will make the change requested by the examiner.

8.

Comment:  Consider adding mid cap risk to the “Principal Risks” section as its listed under “Principal Investment Strategies”.

      Response: Registrant will add the following disclosure as a bullet point under “Principal Risks”: “Medium capitalization companies the Fund invests in may be more vulnerable to adverse business or economic events than larger, more established companies.”  Registrant will also add the following disclosure as a bullet point under “Risk Factors” in the Statutory Prospectus: “Mid cap stock risk.  Mid cap stock risk is the risk that medium capitalization companies the Fund invests in may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, these medium sized companies may have limited product lines, markets and financial resources, and may depend upon a relatively small management group. Therefore, medium capitalization stock prices may be more volatile than those of larger companies.”

9.

Comment: Under “Portfolio Managers,” please add the date when the portfolio managers started managing the Fund.

      Response: Registrant will add the following disclosure: “The lead portfolio managers and co-portfolio managers have been managing the Fund since 2012.”

10.

Comment:  Please delete the following sentence from the “Purchase and Sale of Fund Shares” section of the Summary Prospectus (the language may remain in the Statutory Prospectus):  “The minimum initial investment amounts may be reduced or waived in some cases.”

      Response: Registrant will make the change requested by the examiner.

SUMMARY/STATUTORY PROSPECTUS

11.

Comment:  Under “Principal Investments – Additional Information,” there is the following disclosure:  “Any convertible securities that the Fund will invest in will be rated at least C or better by Moody’s Investors Service.”  A C-rating is high yield.  If this disclosure is accurate, then high yield needs to be added to the “Principal Investment Strategies” section.  Additionally, high yield/junk bonds would also need to be added to the “Principal Risks” section as having speculative characteristics.  On the other hand, if high yield is not a principal strategy it should not be discussed under “Principal Investments – Additional Information”.

      Response: Registrant has determined that convertible securities are not a principal investment strategy of the Fund and, therefore, the disclosure for “Principal Investments – Additional Information” will be moved to another section of the registration statement.

12.

Comment:  If the Fund can invest in convertible securities, please explain why interest rate risk and credit risk are not discussed under “Principal Risks” and “Risk Factors”.

      Response: Registrant has determined that convertible securities are not a principal investment strategy of the Fund; therefore, interest rate and credit risk are not principal risks of the Fund.  Registrant will add a discussion about interest rate and credit risk to the Statement of Additional Information.

STATUTORY PROSPECTUS

Separate Account Composite Table and Disclosure

13.

Comment:  Please add “, policies and strategies” to the following sentence so that it reads as follows: “The Adviser has experience in managing other accounts with investment objectives, policies and strategies substantially similar to the Fund…”

      Response: Registrant will make the change requested by the examiner.

14.

Comment:  Please replace “the” with “all” so that the following sentence reads as follows: “The table below shows the returns for all Other Accounts managed by the Adviser…”

      Response: Registrant will make the change requested by the examiner.

15.

Comment:  Registrant states that “The performance history has been calculated in accordance with Global Investment Professional Standards…”  Please disclose how this method differs from the standardized SEC method.

      Response:  Registrant will add the following disclosure: “This method of calculating performance differs from the SEC’s standardized methodology, which may produce different results.”

16.

Comment:  Registrant states that “the net returns shown below, which have been adjusted to reflect the Fund’s fees and expenses, are lower than the actual performance obtained by an investor in the Other Accounts.”  Please clarify whether the expenses of the Investors Class or Institutional Class were used and if the expenses of the Institutional Class were used please clarify that returns would be lower for the Investors Class.

      Response:  The expenses of the Investors Class were used.

17.

Comment:  Under “Frequent Purchases, Exchanges and Redemptions of Fund Shares”, Registrant states that “…the Adviser is required to present a written report of any Fund accounts frozen to liquidation during the previous quarter.”  Please confirm to the staff that the term “frozen to liquidation” means “sale” as an investor shouldn’t be required to liquidate an entire account.

      Response: The phrase “frozen to liquidation” means that an account was frozen from purchases, but that sales could still be made.  This language will be clarified.

STATEMENT OF ADDITIONAL INFORMATION

18.

Comment: Under “Fundamental Investment Limitations – Commodities”, Registrant states that the “Fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments…”  Please delete the term “physical” as the staff doesn’t usually see such a distinction made.  If there is a reason for use of the term then please explain.

      Response:  Registrant will delete.

19.

Comment:  Under “Leadership Structure and Oversight Responsibilities”, please add “an interested Trustee,” so that the following disclosure reads as follows:  “The Board has appointed William C. Martindale, Jr., an interested Trustee, to serve in the role of Chairman.”

      Response:  Registrant will make the change requested by the examiner.

*  *  *

We thank you for your assistance.  If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-2887.

Very truly yours,

/s/ Julie S. Patel

Julie S. Patel

JSP

cc: Joshua B. Deringer, Esq.

PHTRANS/ 1176718.2